FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2004

Commission File number: 333-09678

PDVSA FINANCE LTD.
(Exact Name of Registrant as Specified in its Charter)

Caledonian Bank & Trust Ltd.
Caledonian House, P.O. Box 1043
George Town, Grand Cayman
Cayman Islands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

TABLE OF CONTENTS

Item

1.	Financial Statements of PDVSA Finance Ltd. for the nine-month periods ended September 30, 2004 and 2003.

Item 1.

PDVSA FINANCE LTD.
(A wholly owned subsidiary of
Petróleos de Venezuela, S.A.—PDVSA)

Financial Statements

PDVSA FINANCE LTD.
(A wholly owned subsidiary of
Petróleos de Venezuela, S.A. - PDVSA)

Balance Sheets

(In thousands of U.S. dollars)

	September 30, 2004	December 31, 2003
	(Unaudited)
Assets
Current assets
Cash and cash equivalents (note 2(f))	141	218,949
Liquidity account (note 3)	12,763	166,246
Current purchased accounts receivable, net of unamortized discounts of 2,385 in September 30, 2004 and 3,770 in December 2003 (includes 281,635 and 715,238 due from affiliates at September 30, 2004 and December 31, 2003, respectively) (notes 4 and 11)	576,851	924,225
Rights to future (ungenerated) purchased accounts receivable (notes 4, 5 and 11)	849,113	2,707,250
Cross-currency swap (note 5)	—	4,346
Total assets	1,438,868	4,021,016

Liabilities and Shareholder’s Equity

Current liabilities
Current portion of long-term debt (note 6)	7,922	225,887
Accrued interest payable	4,274	31,449
Accruals and accounts payable	16,866	6,733
Current income tax payable (note 8)	13,090	19,208
Deferred income tax (note 8)	917	3,020
Total current liabilities	43,069	286,297

Long-term liabilities
Long-term debt (note 6)	385,017	2,792,496

Total liabilities	428,086	3,078,793

Shareholder’s equity
Capital stock (note 9)	200,000	200,000
Additional paid-in capital	300,000	300,000
Retained earnings	510,782	442,223
Total shareholder’s equity	1,010,782	942,223

Total liabilities and shareholder’s equity	1,438,868	4,021,016

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD.
(A wholly owned subsidiary of
Petróleos de Venezuela, S.A. - PDVSA)

Statements of Income

(Unaudited)

(In thousands of U.S. dollars)

	Nine-months ended September 30, 2004	Nine-months ended September 30, 2003
Revenues
Income from discount on purchased accounts receivable (notes 2(c) and 11)	221,934	278,329
Other income	1,092	4,140

Total revenues	223,026	282,469

Interest expense (note 6)	(142,588)	(192,169)
Foreign exchange (loss) gain (note 2(g))	8,933	(5,853)
Gain (loss) on cross-currency swap (note 5)	(1,877)	11,051
General and administrative expenses (note 7)	(7,949)	(4,898)

Income before income tax	79,545	90,600

Income tax expense (note 8)	(10,986)	(13,777)

Net income	68,559	76,823

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD.
(A wholly owned subsidiary of
Petróleos de Venezuela, S.A. - PDVSA)

Statements of Changes in Shareholder’s Equity

 (In thousands of U.S. dollars)

	Capital stock	Additional paid in capital	Retained earnings	Total

Balances at December 31, 2003	200,000	300,000	442,223	942,223

Net income (unaudited)	—	—	68,559	68,559

Balances at September 30, 2004 (unaudited)	200,000	300,000	510,782	1,010,782

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD.
(A wholly owned subsidiary of
Petróleos de Venezuela, S.A. - PDVSA)

Statements of Cash Flows

(Unaudited)

(In thousands of U.S. dollars)

	Nine-months ended September 30, 2004	Nine-months ended September 30, 2003
Cash flows from operating activities
Net income	68,559	76,823
Items not requiring cash
Deferred income tax	(2,104)	70
Unrealized foreign exchange (gain) loss	(4,861)	13,831
Unrealized (gain) loss on cross-currency swap	4,346	(11,051)
Change in assets and liabilities
Uncollected discount on purchased accounts receivable	(15,612)	(69,695)
Accrued interest payable	(27,175)	(1,626)
Accruals and accounts payable	10,134	1,823
Current income tax payable	(6,118)	(5,815)

Net cash provided by operating activities	27,169	4,360

Cash flows from investing activities
Liquidity account	153,078	(1,262)
Collection of accounts receivable, net of discounts collected	9,338,912	5,777,313
Purchases of accounts receivable	(7,117,789)	(5,867,693)

Net cash provided by (used in) investing activities	2,374,201	(91,642)

Cash flows from financing activities
Debt repayments	(2,620,178)	(263,692)

Net cash used in financing activities	(2,620,178)	(263,692)

Cash and cash equivalents
Net change for the period	(218,808)	(350,974)
At beginning of the period	218,949	450,974
At end of the period	141	100,000

Supplemental disclosure
Cash paid during the period for
Interest	169,147	193,795
Income tax	16,026	14,082

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD.
(A wholly owned subsidiary of Petróleos de Venezuela, S.A. - PDVSA)

Notes to the Financial Statements

(In thousands of U.S. dollars)

(1)           Incorporation and Operations

PDVSA Finance Ltd. (the Company) was incorporated on March 18, 1998 (inception), under the laws of the Cayman Islands, and is a wholly owned subsidiary of Petróleos de Venezuela, S.A. (PDVSA), the national oil company of the Bolivarian Republic of Venezuela.

PDVSA Finance is the principal vehicle for corporate financing of PDVSA. The company raises capital through transactions in selected financing activities outside the Cayman Islands. The Company’s business is limited to the issuance of unsecured debt and the acquisition from PDVSA Petróleo, S.A., together with its predecessor PDVSA Petróleo y Gas, S.A., (“PDVSA Petróleo”), a wholly owned subsidiary of PDVSA, of certain accounts receivable under the Receivables Purchase Agreement (the RPA) dated April 27, 1998 among the Company, PDVSA and PDVSA Petróleo.

Pursuant to the terms of the RPA, the Company has the right to purchase from PDVSA Petróleo certain current and future accounts receivable (Eligible Receivables) generated or to be generated from the export from Venezuela of crude oil and refined petroleum products to certain designated customers (Designated Customers). Any Eligible Receivable (including future Eligible Receivables) that is not due and payable when purchased (at the time the purchase price is paid) will be purchased at a discount. The amount of the discount will be determined for each purchased Eligible Receivable by discounting the invoice amount of such Eligible Receivable by a rate equal to the weighted average of the yield of the Company’s outstanding indebtedness on the day the price for such Eligible Receivable is paid to PDVSA Petróleo (as adjusted to reflect certain costs and expenses (including taxes) incurred by the Company in connection with the issuance of debt and the purchase of Eligible Receivables), plus 50 basis points for the period from the date on which the purchase price for such Eligible Receivable was paid to PDVSA Petróleo to the day on which the purchased Eligible Receivable is due from the Designated Customer. PDVSA will guarantee the performance of PDVSA Petróleo of its obligations under the RPA but not payment of any Eligible Receivable purchased by the Company.

All proceeds received or to be received by the Company from Designated Customers or from any issuance of unsecured debt, including amounts contributed as capital, have been or will be used to purchase current or future Eligible Receivables of Designated Customers from PDVSA Petróleo to service or refinance its existing indebtedness, for general corporate purposes or to pay dividends.

(2)           Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Company in the preparation of the accompanying financial statements:

(a)                                 Statement of Compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) (formerly International Accounting Standards or IAS) adopted by the International Accounting Standards Board (IASB). The interim financial statements have been prepared in accordance with and comply with IAS 34 “Interim Financial Reporting”.

(b)                                 Basis of Presentation

The financial statements are presented in U.S. dollars. They are prepared on the historical cost basis except for the cross-currency swap which is carried at fair value. Accounting policies are consistent with those used in the previous periods.

(c)                                  Revenue Recognition

Revenue from the discount on purchased accounts receivable is recorded as income when earned as described below:

•                                          Discounts on future (ungenerated) purchased accounts receivable, Eligible Receivables of Designated Customers that have not yet been generated by PDVSA Petróleo, are determined by applying the relevant discount rate to the average daily balance of future Eligible Receivables. Such discounts are recorded as income from discount on purchased accounts receivable and future Eligible Receivables.

•                                          Discounts on current purchased accounts receivable, Eligible Receivables of Designated Customers that have been generated by PDVSA Petróleo, are determined by applying the relevant discount rate to the invoice amount of the generated Eligible Receivable based on the number of days from generation until such current Eligible Receivable becomes due and payable from the Designated Customer. The discount relating to the period from generation until such current Eligible Receivable becomes due and payable from the Designated Customer is recorded as income when earned during this period, using the interest method. Any unearned discount at the date of the financial statements is recorded as a reduction from current purchased accounts receivable.

•                                          The total amount of the discount on each purchased Eligible Receivable (i.e., the total revenue generated by each purchased Eligible Receivable) is determined by discounting the invoice amount of such Eligible Receivable for the period from the day on which the purchased Eligible Receivable is due from the Designated Customer to the date on which the purchase price for such Eligible Receivable was paid to PDVSA Petróleo. The discount rate is equal in each case to the weighted average of the yield of PDVSA Finance’s outstanding indebtedness on the day the price for such Eligible Receivable was paid to PDVSA Petróleo (as adjusted to reflect certain costs and expenses (including taxes) incurred by PDVSA Finance in connection with the issuance of debt and the purchase of Eligible Receivables) plus 50 basis points. At September 30, 2004 and December 31, 2003, the discount rate was 9.43%, and 8.68%, respectively.

(d)                                 Deferred Income Tax

The Company accrues a deferred tax liability for income tax related to revenue earned but which has not been collected.

(e)                                  Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

(f)                                    Cash Flows

Cash equivalents amounted to US$141 and US$218,810 at September 30, 2004 and December 31, 2003, respectively. For purposes of the statement of cash flows, the Company considers as cash equivalents all deposits and other cash placements available with original maturities of three months or less.

(g)                                 Foreign Currency Transactions

Transactions in foreign currency are recorded in dollars at the rate of exchange at the dates of the transactions. All assets and liabilities denominated in foreign currencies are translated into dollars at the period-end rates of exchange. Gains or losses from translation of assets and liabilities denominated in foreign currencies are included in the statement of income.

(h)                                 Segment Reporting

The Company operates in one reportable segment of acquiring accounts receivable, which are subject to similar risks and rewards.

(i)                                    Reconciliation to Accounting Principles Generally Accepted in the United States of America (U.S. GAAP)

The Company’s financial statements are prepared in accordance IFRS. As of September 30, 2004 and December 31, 2003 and for the nine-month periods ended September 30, 2004 and 2003, there are no material differences between U.S. GAAP and IFRS affecting reported net income or shareholder’s equity in the financial statements.

All proceeds from issuance of debts, net of debt issuance cost, is transferred to PDVSA Petróleo for the purchase of eligible accounts receivable under the RPA. Pursuant to the RPA, the cost of such debt issuance is born by PDVSA through adjusting the formula for receivables allocable to the Company in exchange for the net proceeds from debt issuance. Under U.S. GAAP such amounts would be reported as an adjustment to borrowing costs, and are not significant.

(3)           Liquidity Account

Under the Fiscal and Paying Agency Agreement (the Fiscal Agency Agreement), dated May 14, 1998, among the Company, The Chase Manhattan Bank, as Fiscal Agent, and The Chase Manhattan Bank Luxembourg S. A., as Paying Agent, the Company is required to maintain an account with the Fiscal Agent designated as the “Liquidity Account”. Under the terms of the Company’s indebtedness, the cash balance and permitted investments standing to the credit of such account at any time shall be at least equal to the sum of the amount of the first payment of scheduled debt service in respect of each and every debt instrument outstanding, provided that if there is more than one payment of debt service scheduled on any given debt instrument within the 30 days immediately succeeding the date of determination, cash and permitted investments equal to the sum of all such amounts scheduled to become due on such debt instrument within such period shall stand to the credit of such account. At September 30, 2004 and December 31, 2003, the balance in the Liquidity Account represents cash and time deposits that are permitted investments standing to the credit of such account, including interest earned on such amounts.

(4)           Current and Future Purchased Accounts Receivable

Under the RPA, the Company purchases Eligible Receivables of Designated Customers from PDVSA Petróleo. Rights to future (ungenerated) purchased accounts receivable represent the purchase price paid to PDVSA Petróleo for such receivables plus accrued discounts and debt offering costs. The Company’s rights to such future (ungenerated) purchased accounts receivable represent a lending arrangement between the Company and PDVSA Petróleo, which arrangement would terminate upon delivery in the future by

PDVSA Petróleo of such accounts receivable. Other than in limited circumstances, the Company has no recourse to or claim against PDVSA Petróleo for funds advanced toward payments of Eligible Receivables (see notes 5 and 11). PDVSA Petróleo satisfies its obligations under the RPA by delivering Eligible Receivables of Designated Customers to the Company in the order in which they are first generated by PDVSA Petróleo without regard to any concentration limit by Designated Customers.

(5)           Financial Instruments

The Company is exposed to concentrations of credit risk primarily as a result of holding current and future purchased accounts receivable and cash equivalents. The Company’s cash equivalents are held in money market funds and time deposits currently placed with two financial institutions. Current purchased receivables are dispersed among a broad Designated Customer base primarily in the United States and Canada, and future purchased accounts receivable (to be delivered by PDVSA Petróleo upon generation) represent amounts paid to PDVSA Petróleo on account of future accounts receivable. Amounts paid on account of future (ungenerated) Eligible Receivables of Designated Customers (to be generated by PDVSA Petróleo after receipt of the purchase price) constitute purchases of future (ungenerated) accounts receivable which are satisfied only upon the generation of Eligible Receivables of Designated Customers by PDVSA Petróleo, which without further action are transferred to, and become the property of, the Company. Under certain circumstances, upon PDVSA Petróleo’s failure to perform certain of its covenants under the RPA, the Company may choose to require PDVSA Petróleo to repurchase all or any of the outstanding accounts receivable (whether current or future). PDVSA Petróleo’s performance of its obligations under the RPA is guaranteed by PDVSA. Accordingly, the Company is exposed to PDVSA Petróleo’s generation risk, namely its ability to generate the appropriate volume of accounts receivable of Designated Customers, which, in turn, is dependent on numerous factors, including the price of Venezuelan crude oil and refined products, and the demand for and production of Venezuelan crude oil and refined products, and PDVSA’s credit risk, insofar as the Company, under certain circumstances, may seek to resell purchased receivables to PDVSA Petróleo. Under the terms of the RPA, absent a failure by PDVSA Petróleo to comply with its covenants, the Company has no recourse against PDVSA Petróleo in the event that a current purchased receivable that was properly generated and meets the eligibility criteria set forth in the RPA, becomes uncollectible. There are no delinquent receivables, and the Company incurred no charge-offs during the nine-month periods ended September 30, 2004 and 2003. At September 30, 2004 and December 31, 2003, the Company did not consider it necessary to establish or maintain any allowance for potentially uncollectible receivables.

On January 28, 2000, the Company entered into a cross-currency swap agreement in respect of its Euro 200 million 6.250% notes due 2002 through 2006 issued on April 8, 1999. The agreement provides protection to the Company in respect of interest and principal payments from a possible appreciation of the Euro relative to the U.S. dollar during the terms of the notes. The agreement contains a knock-in provision, which eliminates protection to the Company, in respect of principal payments, above a 1.09 U.S. dollar/Euro exchange rate if during the term of the agreement the U.S. dollar/Euro exchange rate reaches or exceeds 1.20.

As of November 28, 2003 the U.S. dollar/Euro exchange rate reached 1.20, and at December 31, 2003 was 1.26.

On August 2, 2004, PDVSA Finance repaid approximately 98.92% of the Euro 6.25% Notes Due 2006 that remained outstanding upon completion of a tender offer (note 6), after which an aggregate principal amount of Euro 950,742 of such notes remained outstanding.

Because substantially all of PDVSA Finance’s Euro notes were repaid by the Company in connection with the tender offer, PDVSA Finance unwound its cross-currency swap agreement in respect of the Euro notes, effective July 28, 2004 (the “Cancellation Date”). As a result, PDVSA Finance currently is no longer a party to any cross-currency swap agreement in respect of outstanding Euro notes.

Based on the value of the U.S. dollar/Euro exchange rate on the Cancellation Date of 1.20, PDVSA Finance made a one-time gain on the transaction of US$2,469, which it paid in cash. Because PDVSA

Finance considers the amount of Euro notes that currently remain outstanding to be immaterial from a currency-risk standpoint, the Company has not entered, nor does it plan to enter, into another cross-currency swap to cover such risk in respect of the Euro notes.

The cross-currency swap was recorded at its fair value until the Cancellation Date. The cross-currency swap did not qualify for hedge accounting treatment under IAS 39 or SFAS No. 133, as amended. As a result the Company did not account for this derivative as a hedge contract and changes in the fair value of this derivative were recorded in the statement of income. The fair value of the cross-currency swap at September 30, 2003 was US$2,309 and the change in the fair value resultd in an unrealized gain of US$11,051 for the nine-month period ended September 30, 2003, which was recorded in the statement of income.

During the nine-month period ended September 30, 2004, the Company recorded a loss on the cross-currency swap of US$1,877, representing an unrealized loss of US$4,346 less a realized gain on unwinding the swap agreement of US$2,469.

(6)           Long-Term Debt

Long-term debt is summarized as follows:

	September 30,	December 31,
	2004	2003

6.450% Notes due 2002 through 2004	—	50,000
6.650% Notes due 2004 through 2006	8,307	300,000
6.800% Notes due 2007 through 2008	6,141	300,000
7.400% Notes due 2014 through 2016	12,665	400,000
7.500% Notes due 2027 through 2028	5,210	400,000
8.558% Notes due 2009 through 2013	260,000	260,000
8.750% Notes due 2000 through 2004	—	28,000
9.375% Notes due 2004 through 2007	5,593	250,000
9.750% Notes due 2008 through 2010	24,190	250,000
9.950% Notes due 2018 through 2020	2,950	100,000
6.250% Euro denominated Notes due 2002 through 2006	1,016	142,383
10.395% Notes due 2012 through 2014	38,000	38,000
8.500% Notes due 2010 through 2012	28,867	500,000
	392,939	3,018,383
Less current portion of long-term debt	(7,922)	(225,887)

Total long-term debt	385,017	2,792,496

On May 14, 1998, the Company issued US$1,800,000 of unsecured notes, with interest rates ranging from 6.45% to 7.50% and due dates ranging from 2002 to 2028. Interest is payable quarterly for each series of such notes.

On November 10, 1998, the Company incurred US$260,000 of indebtedness through the issuance of its 8.558% fixed rate notes, payable in 20 equal quarterly installments of US$13,000, commencing February 2009. Interest is payable in arrears. The fixed rate notes are redeemable in whole or in part at any time by the Company, at 100% of the principal amount redeemed plus interest accrued through the date of redemption plus a make-whole premium. The notes were purchased at par value by PDV America, Inc. (PDV America), an indirect wholly owned subsidiary of PDVSA.

On April 8, 1999, the Company issued US$1,000,000 of unsecured notes, with interest rates ranging from 8.750% to 9.950% and due dates ranging from 2000 to 2020, and Euro 200 million (US$1,016 and

US$142,383 as of September 30, 2004 and December 31, 2003, respectively) of unsecured notes with an interest rate of 6.250% due 2002 through 2006.

The US$1,000,000 notes issued on April 8, 1999 were exempt from, or were issued in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. On March 15, 2000, the Company exchanged US$1,000,000 aggregate principal amount of the new notes for an equal aggregate principal amount of old notes. The form and terms of the new notes are the same as the form and terms of the old notes, except that the new notes, because they have been registered under the Securities Act, are not subject to transfer restrictions and will, therefore, not bear legends restricting their transfer. In addition, none of the new notes are entitled to the contingent increase in the interest rate and other rights provided by the registration rights agreement.

On July 2, 1999, the Company incurred US$38,000 of additional indebtedness through the issuance of a 10.395% fixed rate note to PDV America, payable in eight equal quarterly installments of US$4,750, commencing August 2012. Interest is payable in arrears. The fixed rate note is redeemable in whole or in part at any time by the Company, at 100% of the principal amount redeemed plus interest accrued through the date of redemption plus a make-whole premium. The note was purchased at par value by PDV America.

On November 16, 2001, the Company issued US$500,000 8.50% unsecured notes, maturing on November 16, 2012. Interest is payable quarterly on February 16, May 16, August 16 and November 16, of each year. The principal is due in equal quarterly installments equal to 11 1/9% of the original principal amount of the notes, beginning November 16, 2010.

On June 28, 2004, PDVSA Finance launched a cash tender offer for any and all of its outstanding notes. Concurrently with the tender offer, the Company solicited from noteholders consents to amendments to certain provisions of the Senior Indenture, as supplemented, under which each series of notes were issued, and waivers of certain provisions of related transaction documents. Adoption of the proposed amendments required the consent of a majority in aggregate principal amount of all series then outstanding, voting as a single class.

PDVSA Finance commenced the tender offer and consent solicitation to reduce its overall indebtedness, and to modify certain covenants and waive certain provisions under the Senior Indenture, as supplemented, and under the related transaction documents. The modifications were intended to provide PDVSA with greater financing flexibility by removing certain affiliates of PDVSA as Designated Customers, thereby reducing the receivables dedicated to PDVSA Finance. The proposed amendments modified certain covenants in the Senior Indenture, as supplemented, and the related transaction documents primarily to reflect such reduction.

Holders of an aggregate of approximately 96.34% in principal amount of the notes tendered and delivered their consents pursuant to the terms of the tender offer and consent solicitation. On August 2, 2004, PDVSA Finance purchased all notes validly tendered in the tender offer. Amendments to certain provisions of the Senior Indenture, as supplemented, under which each series of notes were issued, and related transaction documents also were executed on this date. After the settlement of the tender offer and consent solicitation on August 2, 2004, the following notes remain outstanding:

Notes		Outstanding Principal Amount Before Tender Offer	Principal Amount Validly Tendered	Outstanding Principal Amount After Tender Offer
6.250% Euro Notes due 2006	Euro	88,400,000	87,449,258	950,742
6.650% Notes due 2006	US$	300,000	291,693	8,307
9.375% Notes due 2007	US$	250,000	243,980	6,020
6.800% Notes due 2008	US$	300,000	293,859	6,141
9.750% Notes due 2010	US$	250,000	225,810	24,190
8.500% Notes due 2012	US$	500,000	471,133	28,867
7.400% Notes due 2016	US$	400,000	387,335	12,665
9.950% Notes due 2020	US$	100,000	97,050	2,950
7.500% Notes due 2028	US$	400,000	394,790	5,210
Total outstanding principal amount of notes:			US$2,607,326(1)
Total principal amount of notes tendered:			US$2,511,822(1)
Percentage of notes tendered, considered as a single class:			96.34%(1)

(1) Using the US dollar/Euro exchange rate of 1.2141 as of 5:00 p.m., New York City time, on July 26, 2004 (the expiration date of the tender offer).

PDVSA Finance funded its purchase of the tendered notes, and fees and expenses related to the tender offer and consent solicitation, by selling to PDVSA Petróleo its rights to future (ungenerated) purchased accounts receivable. PDVSA Petróleo paid the debt holders on behalf of PDVSA Finance in consideration for the acquisition of PDVSA Finance’s rights to future (ungenerated) accounts receivable.

Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. Served as dealer managers and consent solicitation agents for the tender offer. The Luxembourg Agent for the offer was J.P. Morgan Bank Luxembourg S.A.

The Company is subject to covenants that establish, among other things, that the Company will not incur indebtedness unless at the time of such incurrence and after application of the proceeds, the total liabilities to equity ratio shall not be greater than 7 to 1 and that, as of certain dates of determination, the Company will maintain a debt service coverage ratio of at least 4 to 1, and the net proceeds will be applied to fund the Liquidity Account and to purchase additional Eligible Receivables under the RPA.

The Company is also subject to the following covenants:

•                  To deliver periodically to the JPMorgan Chase Bank (formerly the Chase Manhattan Bank) (the Trustee) certain reports relating to the generation of Eligible Receivables by PDVSA Petróleo, the purchase of Receivables by PDVSA Finance and the receipt of Collections on such Purchased Receivables.

•                  To deliver to the Trustee unaudited quarterly financial statements within 90 days after the last day of the first three quarters of each fiscal year as amended on August 2, 2004 and

•                  To deliver to the Trustee annual audited financial statements within 180 days after the last day of each fiscal year as amended on August 2, 2004.

The company has 60 additional days to file the required information with the Trustee before there is an Event of Default under the Indenture.

 (7)          Transactions with Shareholder and Affiliated Companies

PDVSA and certain of its subsidiaries render services to the Company and charge the Company for such services.

Eligible Receivables purchased by the Company under the RPA are serviced, managed, administered and collected by PDVSA Petróleo, acting as Servicer pursuant to the Servicing and Collection Agency Agreement dated as of April 27, 1998 among the Company, PDVSA Petróleo (the Servicer), PDVSA (solely, as Investment Manager) and Citibank, N.A. (the Servicing and Collection Agency Agreement). During the nine-month periods ended September 30, 2004 and 2003, the Company incurred US$7,781 and US$7,857, respectively, of fees payable to the Servicer under the Servicing and Collection Agency Agreement. Such amounts are recorded under general and administrative expenses. In addition, during these respective periods the Company incurred US$14 and US$15 of investment management fees payable to PDVSA acting as Investment Manager pursuant to the Investment Management Agreement dated as of April 27, 1998, between the Company and PDVSA (the “Investment Manager”).

At September 30, 2004 and December 31, 2003 the Company accrued expenses of US$5,661 and US$6,520 due to PDVSA Petróleo and PDVSA, respectively, under the terms of the Servicing and Collection Agency Agreement and the Investment Management Agreement.

(8)           Income Taxes

The Company is exempt from taxes under the law of the Cayman Islands. As a foreign qualified financial institution, the Company is subject to income tax in Venezuela equivalent to 4.95% of the revenues generated as a result of the purchase of Eligible Receivables of Designated Customers at a discount under the RPA, to the extent such income is deemed to have Venezuelan origin. Income tax expense on revenues earned from discounts on purchased Eligible Receivables (whether already generated or future) which have not been collected are accrued as a deferred tax liability. The deferred income tax liability at September 30, 2004 and December 31, 2003 relates exclusively to such discounts.

Income tax expense/(benefit) comprises the following:

	Nine-months ended September 30,
	2004	2003

Current	13,090	13,707
Deferred	(2,104)	70

	10,986	13,777

(9)           Shareholder’s Equity

The authorized share capital of the Company consists of 200 million ordinary shares of US$1.00 par value each, all of which have been issued and fully paid. All outstanding shares are owned by PDVSA.

(10)        Commitments and Contingencies

In addition to the covenants and the events of defaults described in the RPA, there are certain risks and contingencies related to the Company. The ability of the Company to meet its obligations in respect of its indebtedness is dependent on: (1) the ability of PDVSA, operating through PDVSA Petróleo, to generate sufficient Eligible Receivables of Designated Customers, which is in turn dependent upon the existence of demand for PDVSA Petróleo’s crude oil and refined petroleum products, (2) any adverse change in the business or financial condition of a Designated Customer that could affect its ability to make timely payments with respect to purchased Eligible Receivables and (3) the continuing ability of the Designated Customers to purchase crude oil and refined petroleum products from PDVSA Petróleo. Neither the

Bolivarian Republic of Venezuela, PDVSA and PDVSA Petróleo, nor any of PDVSA’s other subsidiaries in any way guarantees payment of the purchased Eligible Receivables.

(11)        Significant Agreements

The following is a summary of material provisions of the RPA and the Servicing and Collection Agency Agreement:

(a)          The Receivables Purchase Agreement

Pursuant to the RPA, the Company purchases Eligible Receivables of Designated Customers from PDVSA Petróleo and PDVSA Petróleo sells, without recourse (except as expressly provided therein), to the Company, all its present and future right, title and interest in, to and under Eligible Receivables of Designated Customers generated and to be generated by PDVSA Petróleo, subject in each case to the payment by the Company of the purchase price for such Receivables. Eligible Receivables are purchased in the order in which they are generated. Under the Fiscal Agency Agreement, the Company is required to apply the net proceeds of any indebtedness incurred by it to pay the purchase price for Eligible Receivables purchased under the RPA, service or refinance existing debt or for general corporate purposes (including the funding of the Liquidity Account) as permitted by the Fiscal Agency Agreement. The purchase price of Eligible Receivables is determined by discounting the face value of the purchased Eligible Receivable by the number of days between the purchase date and the day on which the purchased Eligible Receivable is due and payable according to its terms at a rate equal to the weighted average of the yield of the Company’s outstanding indebtedness on the day the Company pays the purchase price for the Eligible Receivable to PDVSA Petróleo (as adjusted) plus 50 basis points (see note 2(c)).

Covenants

PDVSA Petróleo has agreed, for the benefit of the Company, to cause the monthly average amount of Eligible Receivables of Designated Customers generated by PDVSA Petróleo during any consecutive twelve-month period (except as provided below) and that are not subject to any encumbrance other than pursuant to the RPA to represent at least the lesser of (x) 27 million barrels of oil of less than 30° API gravity and (y) 80% of PDVSA Petróleo’s total Eligible Receivables generated from sales of oil of less than 30° API gravity. For purposes of determining compliance with this covenant for any period ending on or prior to December 31, 1998, the monthly average amount of Eligible Receivables of Designated Customers will be determined solely by reference to months commencing on or after January 1, 1998, as if such customers would have been Designated Customers in each of those months.

On August 2, 2004 as a result of the offer to purchase and consent solicitation, the Company made amendments to Section 6.02 of the Receivables Purchase Agreement by replacing “27 million barrels of oil” in sub-clause (x) with “4.5 million barrels of oil” and replacing “80%” in sub-clause (y) with “40%” so that, as amended, Section 6.02 of the Receivables Purchase Agreement will provide that PDVSA Petróleo shall agree to cause the monthly average amount of eligible receivables of Designated Customers generated by PDVSA Petróleo during any consecutive twelve-month period that are not subject to any encumbrace other than pursuant to the Receivables Purchase Agreement to represent the lesser of (x) 4.5 million barrels of oil of less than 30° API gravity and (y) 40% of PDVSA Petróleo’s total eligible receivables generated from sales of oil of less than 30° API gravity.

Guarantees

PDVSA has guaranteed the performance by PDVSA Petróleo of its obligations under the RPA.

Repurchase of Receivables

PDVSA Petróleo shall not have any (i) right, title or interest in or to the purchased Receivables, (ii) obligation to repurchase the purchased Receivables, or (iii) right or obligation to substitute other Receivables for the purchased Receivables, except that PDVSA Petróleo may at any time elect to repurchase from the Company purchased Receivables that are Receivables that were not Eligible Receivables when transferred (Affected Receivables). If at any time PDVSA Petróleo shall become aware that an Affected Receivable has become a delinquent Receivable, that a purchased Receivable has become a disputed Receivable, or shall receive notice from or on behalf of the Company that the Company ceases to have a perfected first priority ownership interest in any purchased Receivable as a result of any act or failure to act by PDVSA Petróleo, then the sale of such purchased receivable will be rescinded and the Company shall return such purchased Receivable to PDVSA Petróleo and PDVSA Petróleo will, in consideration therefore, transfer to the Company an amount equal to the net invoice amount of the Receivable being returned plus rescission adjustment. Upon becoming aware of a failure by PDVSA Petróleo to comply with certain covenants under the RPA, the Company may give notice thereof to PDVSA Petróleo and upon receipt of such notice all sales of any or all purchased Receivables (other than purchased Receivables which have become delinquent Receivables) sold to the Company prior to such date with respect to which no collections have been received by the Collection Agent (as defined below), shall be rescinded and the Company will return such purchased Receivables to PDVSA Petróleo and PDVSA Petróleo will, in consideration therefore, transfer to the Company an amount equal to the net invoice amount of the Receivables being returned plus a rescission adjustment.

Termination

The RPA may be terminated by the parties at any time, after 90 days following notification by the Fiscal Agent that the Company has satisfied and discharged all of its obligations under any of its indebtedness and that such indebtedness has ceased to be of further effect.

(b)          The Servicing and Collection Agency Agreement

Under the Servicing and Collection Agency Agreement, Citibank, N.A. has been appointed to act as the initial Collection Agent and PDVSA Petróleo has been appointed to act as the Servicer.

Duties of the Collection Agent

Under the RPA, Designated Customers have been instructed to make all payments in respect of receivables owed to PDVSA Petróleo as a result of the purchase of crude oil and refined petroleum products to an account held by a Collection Agent. Each Collection Agent is required to transfer amounts corresponding to the Company’s interest in each collection in respect of purchased Eligible Receivables to the Company.

Duties of the Servicer

The Servicer has full power and authority to do all things necessary to service, manage, administer and collect any receivable of Designated Customer that has been sold by PDVSA Petróleo to the Company, including the defense of the right, title and interest of the Company (and, if applicable, PDVSA Petróleo), to the Receivables and collections in respect thereto. The Servicer shall take all commercially reasonable steps to collect, and hold any collections in respect of purchased Eligible Receivables it may receive in trust, for the benefit of the Company (and, if applicable, PDVSA Petróleo).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PDVSA FINANCE LTD.

Date: December 17, 2004	By:	/s/ José Alejandro Rojas
		Name:	José Alejandro Rojas
		Title:	President